Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, 23 November 2021, for the purposes of, among other matters, considering and approving the third quarterly results of the Company and its subsidiaries for the three months ended 30 September 2021 and its publication.

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on 23 November 2021 (9:00 PM Beijing/Hong Kong time on 23 November 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-654-9168
United Kingdom:	+44-208-602-0818
International:	+1-209-313-0576
Hong Kong, China:	+852-5808-6567
China Mainland:	400-682-8629
Conference ID:	2381058

Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until December 3, 2021, by dialing the following telephone numbers:

United States:	+1-855-859-2056
International:	+1-404-537-3406
Replay Access Code:	2381058

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Tuesday, 2 November 2021

As at the date of this notice, the Board of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

* For identification purpose only